UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): October 26, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices) (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address) (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On October 26, 2010, Ashland Inc. ("Ashland") announced preliminary fourth quarter results, which are discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

The information in this report, being furnished pursuant to Item 2.02 of Form 8-K, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section, and is not incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Item 9.01 Financial Statements and Exhibits

(d)   Exhibits

99.1   News Release dated October 26, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

October 26, 2010	/s/ Lamar M. Chambers
	Lamar M. Chambers
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated October 26, 2010.

EXHIBIT 99.1

News Release

FOR ADDITIONAL INFORMATION:

Media Relations: Investor Relations:
Jim Vitak   David Neuberger
(614) 790-3715   (859) 815-4454
jevitak@ashland.com   daneuberger@ashland.com

FOR IMMEDIATE RELEASE
Oct. 26, 2010

Ashland Inc. reports preliminary Q4 results: 91 cents EPS from continuing operations; adjusted EPS of $1.05 excluding key items

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH) today announced preliminary[1] results for the quarter ended Sept. 30, 2010, the fourth quarter of its 2010 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Sept. 30, 2010		Quarter Ended Sept. 30, 2009	
Operating income	$	106	$	133
Key items*		23		9
Adjusted operating income*	$	129	$	142
Adjusted EBITDA*	$	201	$	224
Diluted earnings per share (EPS)				
From net income	$	0.96	$	1.22
From continuing operations	$	0.91	$	1.30
Key items*		0.14		(0.34)
Adjusted EPS from continuing operations*	$	1.05	$	0.96
Cash flows provided by operating activities from continuing operations	$	220	$	378
Free cash flow*		102		305
*See Tables 5, 6 and 7 for definitions and U.S. GAAP reconciliations.				

Fiscal Fourth-Quarter GAAP[2] Results

For its 2010 fourth quarter, Ashland reported sales of $2,382 million, operating income of $106 million, income from continuing operations of $72 million (91 cents per share) and net income of $76 million (96 cents per share). Net income included income from discontinued operations of $4 million aftertax (5 cents per share). Cash flows provided by operating activities from continuing operations amounted to $220 million.

Adjusted Results

Adjusting for the impact of key items in both the current and prior-year quarters, Ashland's results for the September 2010 quarter as compared with the September 2009 quarter were as follows:

- sales increased 13 percent to $2,382 million;
- adjusted operating income was $129 million versus $142 million in the prior-year;
- adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $201 million versus $224 million a year ago; and
- adjusted EPS from continuing operations grew 9 percent to $1.05.

Key Items

In total, three key items had a net unfavorable EPS impact on continuing operations of 14 cents in the September 2010 quarter:

- a $15 million (19 cents negative EPS impact) aftertax expense for severance and accelerated depreciation related to capacity reductions at Ashland Performance Materials;
- a $4 million (5 cents negative EPS impact) aftertax charge for environmental remediation assessments related to Ashland Distribution; and
- an $8 million (10 cents positive EPS impact) aftertax benefit from favorable tax adjustments related to previous acquisitions and divestitures.

In the year-ago quarter, four key items combined for a net favorable impact on earnings of 34 cents per share. Refer to Table 5 of the accompanying financial statements for details of key items in both periods.

Results also included noncash intangible amortization expense of $17 million pretax in the September 2010 quarter and $22 million pretax in the 2009 September quarter. Amounts in both periods primarily reflect the addition of intangible assets from the Hercules acquisition.

Performance Summary

Commenting on Ashland's annual results, Chairman and Chief Executive Officer James J. O'Brien said, "Ashland delivered strong results for our fiscal 2010, with Ashland Consumer Markets, which is our Valvoline business, achieving another record year and all of our commercial units contributing to our earnings growth. Free cash flow of $276 million for the fiscal year was particularly strong in light of the buildup of working capital to support our business growth."

Continuing, O'Brien commented on Ashland's adjusted results for the September 2010 quarter, "It was a very challenging quarter. Despite double-digit sales growth, raw-material cost pressures continued to temper margins. All of our commercial units did achieve year-over-year volume and sales increases, on a comparable basis, and despite the challenges, Ashland generated just over $200 million of EBITDA in the quarter.

"Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies and Ashland Consumer Markets continued to experience raw-material cost pressures, resulting in significant margin compression in the September quarter. Ashland Performance Materials and Ashland Distribution delivered solid quarters, benefiting from a relatively stable cost environment that enabled previous pricing actions to recover margins.

"While we have been successful in both maintaining SG&A and increasing volumes and sales, this was not enough to offset temporary gross margin compression during the quarter. Our businesses continue to implement price increases, where appropriate, to offset raw material inflation, but as we've said before, it can take, on average, three to four months to fully recover costs. Once raw materials stabilize, our pricing actions should enable margin recovery, as demonstrated by Performance Materials and Distribution in the September quarter."

Business Performance

In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are presented on an adjusted basis and EBITDA is reconciled to operating income in Table 7 of this news release.

Functional Ingredients recorded sales of $239 million in the September 2010 quarter. Excluding amounts associated with the Pinova business divested in January 2010, sales improved 11 percent over the September 2009 quarter and increased 5 percent sequentially, with various key products remaining in a sold-out position. Excluding Pinova, volumes increased 15 percent over the prior-year quarter and 3 percent sequentially. Gross profit as a percent of sales was 28.7 percent in the September 2010 quarter versus 35.6 percent in the September 2009 quarter. The decline in gross profit margin largely reflects a combination of raw material inflation and higher freight costs as a result of more expedited shipments due to capacity constraints. This margin compression is expected to be temporary as pricing actions continue to be implemented and new capacity comes online. Improvements in selling, general and administrative and research and development (SG&A) expenses were not enough to offset margin compression. In total, Functional Ingredients' EBITDA in the September 2010 quarter decreased 23 percent versus the prior September quarter, to $43 million, and was 26 percent below the immediately prior quarter. EBITDA for the September 2010 quarter equaled 18.0 percent of sales as compared with 23.6 percent in the prior September quarter and 25.6 percent in the June 2010 quarter.

Water Technologies' sales were $462 million in the September 2010 quarter. Excluding the Drew Marine business sold in August 2009, sales grew 4 percent over the year-ago quarter and 7 percent sequentially. Gross profit as a percent of sales of 31.7 percent was 500 basis points below the year-ago quarter and 200 points below the June quarter. These declines reflect persistent inflation in raw material costs and higher freight costs in the September 2010 quarter. In total, Water Technologies' EBITDA of $40 million was 39 percent below the prior-year quarter and down 17 percent sequentially. EBITDA amounted to 8.7 percent of sales in the September 2010 quarter, as compared with 14.2 percent in the prior-year quarter and 11.1 percent in the June 2010 quarter.

Performance Materials achieved sales growth of 32 percent over the year-ago September quarter, to $353 million. Excluding the results of Ara Quimica, the former Brazilian composites joint venture, of which Ashland acquired its partner's 50-percent interest in April, sales still increased 26 percent over the prior-year quarter. On this same basis, volume per day increased 20 percent over the September 2009 quarter. Volume growth was broad-based across all regions and markets, with the Casting Solutions business posting the largest gains. Sequentially, sales declined just 1 percent and volume declined 4 percent, reflecting the seasonality of some of Performance Materials' end markets. Sales declined less than volume, benefiting from previous pricing actions. At 17.6 percent, which excludes key items, gross profit as a percent of sales was 10 basis points above the year-ago quarter and 90 points above the June 2010 quarter, as raw material costs largely stabilized. Through the end of the September quarter, Performance Materials recovered approximately 80 percent to 85 percent of cost increases through its pricing actions. In total, EBITDA of $26 million more than doubled over the September 2009 quarter and was an 8-percent increase sequentially. EBITDA as a percent of sales was 7.4 percent, 290 basis points above the year-ago quarter and a 70-point increase sequentially.

Consumer Markets' sales of $462 million increased 12 percent over the year-ago September quarter, and total lubricant volume increased by 4 percent. Sales growth was strongest in the Do-It-Yourself and international market channels at 16 percent and 14 percent, respectively, over the September 2009 quarter. Valvoline Instant Oil Change also contributed to sales growth, with same-store sales increasing 10 percent. Sequentially, sales were flat, while lubricant volume declined 4 percent, as price increases offset the seasonal decline in volume. Gross profit as a percent of sales declined to 28.9 percent in the September 2010 quarter versus 35.5 percent in the year-ago quarter and 32.4 percent in the June 2010 quarter. While Consumer Markets has raised prices to recover increased raw material costs, the lag in implementation led to the temporary margin compression. Consumer Markets' previously announced price increases began to offset higher base-oil costs as the September quarter came to an end, and gross margins in the month of October are running at approximately 31 percent to 32 percent. SG&A expenses rose 2 percent over the year-ago quarter and 4 percent sequentially. In total, Consumer Markets' September 2010 quarter EBITDA was $61 million, a decline of 23 percent from the year-ago quarter and 26 percent sequentially, and the EBITDA margin was 13.2 percent.

Ashland Distribution's sales for the September 2010 quarter increased 18 percent over the year-ago quarter, to $911 million, but were down 1 percent sequentially. Volume per day increased 3 percent over the September 2009 quarter and was roughly flat with the June 2010 quarter, due to typical seasonality in a number of end markets. Gross profit as a percent of sales of 9.4 percent in the September 2010 quarter increased 60 basis points over the prior-year quarter and 40 basis points sequentially, reflecting continued pricing management. SG&A expenses rose 2 percent versus the prior-year quarter, but declined 4 percent sequentially. In total, EBITDA for the September 2010 quarter more than doubled over the prior-year quarter, to $30 million, and grew 25 percent sequentially. The EBITDA margin of 3.3 percent reflected a 170-basis-point increase over the year-ago quarter and was up 70 points sequentially.

After excluding key items, Ashland's effective tax rate for the September 2010 quarter was 22 percent, reflecting the net favorable effect of a number of small, discrete tax items. It is important to note that events in any given quarter can cause significant fluctuation in the effective tax rate for that quarter.

Outlook

Commenting on Ashland's outlook, O'Brien said, "Each of our commercial units continues to take steps to improve their positions both strategically and financially. The completion of our Nanjing, China, expansion should help relieve Functional Ingredients' capacity constraints and enable us to capture strong growth and customer demand in China and the surrounding Asia Pacific region. Functional Ingredients' previously announced price increases of 5 percent to 8 percent should lead to margin levels more consistent with historical norms. Water Technologies is taking aggressive pricing actions to recover margins, with its most recent price increase of 5 percent to 15 percent announced last week, covering its North American product lines. Performance Materials remains highly leveraged to a returning economy and is focused on maintaining cost reductions achieved, while seeking growth in higher margin markets. Consumer Markets has completed two consecutive outstanding years and should continue to drive this new level of performance. Distribution remains focused on quality volume improvement, and the 3.3 percent EBITDA margin achieved in the September quarter represents good progress toward our midcycle target of 4 percent for this business.

"Over the past two years, we have reconstructed Ashland on a cost-effective and strong cash-generating base that is highly leverageable to an economic recovery. As we go into 2011, we are well-positioned as a world-class specialty chemicals company, with a strong balance sheet and ample liquidity to implement our growth strategies. We expect to build upon our successes from 2010 and achieve further progress in fiscal 2011."

Conference Call Webcast

Today at 9 a.m. EDT, Ashland will provide a live webcast of its fourth-quarter conference call with securities analysts. The webcast will be accessible through Ashland's website, www.ashland.com. Following the live event, an archived version of the webcast will be available for 12 months at http://investor.ashland.com.

Use of Non-GAAP Measures

This news release includes certain non-GAAP measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information is reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided below.

About Ashland

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is used every day in applications from automotive, food and beverages, personal care products, pharmaceuticals, and paper and tissue to durable goods and infrastructure, including building and construction, energy and water treatment. Visit www.ashland.com to see the innovations we offer through our five commercial units – Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials, Ashland Consumer Markets (Valvoline) and Ashland Distribution.

- 0 -

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this news release. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends (including the ability to recover raw-material cost increases through price increases); management plans and strategies; operating efficiencies and economic conditions; and legal proceedings and claims (including environmental and asbestos matters). Other risks and uncertainties include those that are described in filings made by Ashland with the Securities and Exchange Commission, including its most recent Forms 10-K and 10-Q, which are available on Ashland's website at http://investor.ashland.com or at www.sec.gov. Ashland believes its expectations are reasonable, but cannot assure they will be achieved. Forward-looking information may prove to be inaccurate, and actual results may differ significantly from those anticipated. Ashland is not obligated to subsequently update or revise the forward-looking statements made in this news release.

[1] **Preliminary Results**

Financial results are preliminary until Ashland's annual report on Form 10-K is filed with the U.S. Securities and Exchange Commission.

[2] Generally accepted accounting principles (U.S.)

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2010	**2009**	**2010**	**2009**
SALES	$ 2,382	$ 2,113	$ 9,012	$ 8,106
COSTS AND EXPENSES				
Cost of sales (a)	1,903	1,601	7,012	6,317
Selling, general and administrative expenses (a)	360	365	1,399	1,341
Research and development expenses (b)	23	23	86	96
	2,286	1,989	8,497	7,754
EQUITY AND OTHER INCOME	10	9	51	38
OPERATING INCOME	106	133	566	390
Net interest and other financing expense (c)	(27)	(60)	(197)	(205)
Net gain on acquisitions and divestitures (d)	4	57	21	59
Other income and expenses (e)	1	-	2	(86)
INCOME FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	84	130	392	158
Income tax expense	12	32	91	80
INCOME FROM CONTINUING OPERATIONS	72	98	301	78
Income (loss) from discontinued operations (net of income taxes)	4	(5)	31	(7)
NET INCOME	$ 76	$ 93	$ 332	$ 71
DILUTED EARNINGS PER SHARE				
Income from continuing operations	$ .91	$ 1.30	$ 3.79	$ 1.07
Income (loss) from discontinued operations	.05	(.08)	.39	(.11)
Net income	$ .96	$ 1.22	$ 4.18	$ .96
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	80	76	79	73
SALES				
Functional Ingredients	$ 239	$ 237	$ 915	$ 812
Water Technologies	462	465	1,785	1,652
Performance Materials	353	268	1,286	1,106
Consumer Markets	462	414	1,755	1,650
Distribution	911	771	3,419	3,020
Intersegment sales	(45)	(42)	(148)	(134)
	$ 2,382	$ 2,113	$ 9,012	$ 8,106
OPERATING INCOME (LOSS)				
Functional Ingredients	$ 19	$ 22	$ 115	$ 36
Water Technologies	19	40	114	78
Performance Materials	(2)	(5)	23	1
Consumer Markets	52	72	262	252
Distribution	17	8	55	52
Unallocated and other	1	(4)	(3)	(29)
	$ 106	$ 133	$ 566	$ 390

(a) The three months and year ended September 30, 2010 include $17 million within the cost of sales caption for a restructuring charge related to a reorganization within the Performance Materials segment. The three months and year ended September 30, 2009 include $4 million and $17 million, respectively, within the cost of sales caption and $19 million and $58 million, respectively, within the selling, general and administrative expenses caption for restructuring charges related to the integration and reorganization from the Hercules Incorporated (Hercules) acquisition and other cost reduction programs. In addition, a charge of $37 million for the year ended September 30, 2009 was recorded for a one-time fair value assessment of Hercules inventory as of the date of the transaction.

(b) The year ended September 30, 2009 includes a $10 million charge related to the original valuation of the ongoing research and development projects at Hercules as of the merger date. In accordance with applicable GAAP and SEC accounting regulations, these purchased in-process research and development costs were expensed as recognized.

(c) The year ended September 30, 2010 includes a $66 million charge related to the refinancing of the Senior Credit Facility and related extinguishment of debt.

(d) The year ended September 30, 2010 includes a $23 million gain related to Ashland's acquisition of the additional 50% interest in Ara Quimica S.A. (Ara Quimica). The three months and year ended September 30, 2009 include a $56 million gain related to the sale of Ashland's interest in Drew Marine, a division within Ashland Hercules Water Technologies.

(e) The year ended September 30, 2009 includes a $54 million loss on currency swaps related to the Hercules acquisition and a $32 million realized loss on auction rate securities.

Ashland Inc. and Consolidated Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

Table 2

| | September 30 | |
	2010	2009
ASSETS		
Current assets		
Cash and cash equivalents	$ 417	$ 352
Accounts receivable	1,608	1,392
Inventories	644	527
Deferred income taxes	112	118
Other assets	52	48
Current assets held for sale	-	41
	2,833	2,478
Noncurrent assets		
Auction rate securities	22	170
Goodwill	2,228	2,220
Intangibles	1,113	1,181
Asbestos insurance receivable	459	510
Deferred income taxes	336	310
Other assets	513	619
Noncurrent assets held for sale	9	52
	4,680	5,062
Property, plant and equipment		
Cost	3,537	3,459
Accumulated depreciation and amortization	(1,519)	(1,392)
	2,018	2,067
Total assets	$ 9,531	$ 9,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 71	$ 23
Current portion of long-term debt	45	53
Trade and other payables	1,043	973
Accrued expenses and other liabilities	528	523
Current liabilities held for sale	-	5
	1,687	1,577
Noncurrent liabilities		
Long-term debt	1,108	1,537
Employee benefit obligations	1,372	1,214
Asbestos litigation reserve	841	956
Deferred income taxes	145	149
Other liabilities	575	590
	4,041	4,446
Stockholders' equity	3,803	3,584
Total liabilities and stockholders' equity	$ 9,531	$ 9,607

Ashland Inc. and Consolidated Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

Table 3

	Year ended September 30	
	2010	**2009**
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		
Net income	$ 332	$ 71
(Income) loss from discontinued operations (net of income taxes)	(31)	7
Adjustments to reconcile income from continuing operations to cash flows from operating activities		
Depreciation and amortization	304	329
Debt issuance cost amortization	81	52
Purchased in-process research and development amortization	-	10
Deferred income taxes	9	12
Equity income from affiliates	(19)	(14)
Distributions from equity affiliates	17	15
Gain from sale of property and equipment	(6)	(2)
Stock based compensation expense	14	9
Stock contributions to qualified savings plans	22	13
Net gain on acquisitions and divestitures	(21)	(59)
Loss on early retirement of debt	5	-
Inventory fair value adjustment related to Hercules acquisition	-	37
Loss on currency swaps related to Hercules acquisition	-	54
(Gain) loss on auction rate securities	(2)	32
Change in operating assets and liabilities (a)	(188)	461
	517	1,027
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		
Additions to property, plant and equipment	(206)	(174)
Proceeds from disposal of property, plant and equipment	18	47
Purchase of operations - net of cash acquired	(23)	(2,080)
Proceeds from sale of operations	64	114
Settlement of currency swaps related to Hercules acquisition	-	(95)
Proceeds from sales and maturities of available-for-sale securities	150	73
	3	(2,115)
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		
Proceeds from issuance of long-term debt	334	2,628
Repayment of long-term debt	(780)	(1,862)
Proceeds from/repayments of issuance of short-term debt	48	(19)
Debt issuance costs	(13)	(162)
Cash dividends paid	(35)	(22)
Proceeds from exercise of stock options	6	9
Excess tax benefits related to share-based payments	5	1
	(435)	573
CASH PROVIDED (USED) BY CONTINUING OPERATIONS	85	(515)
Cash used by discontinued operations		
Operating cash flows	(10)	(2)
Effect of currency exchange rate changes on cash and cash equivalents	(10)	(17)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	65	(534)
Cash and cash equivalents - beginning of year	352	886
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 417	$ 352
DEPRECIATION AND AMORTIZATION		
Functional Ingredients	$ 99	$ 101
Water Technologies	88	94
Performance Materials	53	63
Consumer Markets	36	36
Distribution	28	28
Unallocated and other	-	7
	$ 304	$ 329
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		
Functional Ingredients	$ 75	$ 58
Water Technologies	32	26
Performance Materials	29	27
Consumer Markets	39	33
Distribution	14	8
Unallocated and other	17	22
	$ 206	$ 174

(a) Excludes changes resulting from operations acquired or sold.

INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

	Three months ended September 30		Year ended September 30	
	2010	**2009**	**2010**	**2009**
FUNCTIONAL INGREDIENTS (a) (b)				
Sales per shipping day	$ 3.7	$ 3.7	$ 3.6	$ 3.7
Metric tons sold (thousands)	42.8	42.0	163.6	154.1
Gross profit as a percent of sales (c)	28.7%	35.6%	33.7%	26.7%
WATER TECHNOLOGIES (a) (b)				
Sales per shipping day	$ 7.2	$ 7.3	$ 7.1	$ 6.6
Gross profit as a percent of sales (c)	31.7%	36.7%	34.1%	33.9%
PERFORMANCE MATERIALS (a)				
Sales per shipping day	$ 5.5	$ 4.2	$ 5.1	$ 4.4
Pounds sold per shipping day	4.8	3.9	4.5	3.9
Gross profit as a percent of sales	12.8%	16.0%	16.0%	17.0%
CONSUMER MARKETS (a)				
Lubricant sales (gallons)	44.2	42.4	174.3	158.8
Premium lubricants (percent of U.S. branded volumes)	30.2%	27.2%	29.6%	28.2%
Gross profit as a percent of sales	28.9%	35.5%	32.0%	32.0%
DISTRIBUTION (a)				
Sales per shipping day	$ 14.2	$ 12.1	$ 13.6	$ 12.0
Pounds sold per shipping day	15.3	14.9	15.1	14.7
Gross profit as a percent of sales (d)	9.4%	8.8%	9.3%	10.0%

(a)   Sales are defined as net sales. Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

(b)   Industry segment results from November 14, 2008 forward include operations acquired from Hercules Incorporated.

(c)   During 2009, year-to-date results were affected in Functional Ingredients and Water Technologies by $30 million and $7 million, respectively, due to a one-time fair value assessment of Hercules inventory.

(d)   Distribution's gross profit as a percentage of sales for the three months ended September 30, 2010 and 2009 include a LIFO quantity charge of $2 million and credit of $1 million, respectively, and charge of $2 million and credit of $15 million for the twelve months ended September 30, 2010 and 2009, respectively.

Ashland Inc. and Consolidated Subsidiaries   Table 5
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

Three Months Ended September 30, 2010

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Distribution	Unallocated & Other	Total
OPERATING INCOME (LOSS)							
Severance	$ -	$ -	$ (11)	$ -	$ -	$ -	$ (11)
Accelerated depreciation/impairment	-	-	(6)	-	-	-	(6)
Environmental reserve adjustment	-	-	-	-	(6)	-	(6)
All other operating income	19	19	15	52	23	1	129
Operating income	19	19	(2)	52	17	1	106
NET INTEREST AND OTHER FINANCING EXPENSE						(27)	(27)
NET GAIN ON ACQUISITIONS AND DIVESTITURES						4	4
OTHER INCOME						1	1
INCOME TAX (EXPENSE) BENEFIT							
Previous acquisition and divestiture adjustments						8	8
All other income tax expense						(20)	(20)
						(12)	(12)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 19	$ 19	$ (2)	$ 52	$ 17	$ (33)	$ 72

Three Months Ended September 30, 2009

	Functional Ingredients	Water Technologies	Performance Materials	Consumer Markets	Distribution	Unallocated & Other	Total
OPERATING INCOME (LOSS)							
Severance	$ (9)	$ (2)	$ (5)	$ -	$ (1)	$ (3)	$ (20)
Self-insurance reserve adjustment	-	3	4	3	4	-	14
Accelerated depreciation	-	-	(3)	-	-	-	(3)
All other operating income	31	39	(1)	69	5	(1)	142
Operating income	22	40	(5)	72	8	(4)	133
NET GAIN ON DIVESTITURES							
Drew Marine divestiture						56	56
All other divestitures						1	1
						57	57
NET INTEREST AND OTHER FINANCING EXPENSE							
Fees and amortization related to debt retirements						(9)	(9)
All other net interest and other financing expense						(51)	(51)
						(60)	(60)
INCOME TAX EXPENSE							
Income tax on key items						(12)	(12)
All other income tax expense						(20)	(20)
						(32)	(32)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 22	$ 40	$ (5)	$ 72	$ 8	$ (39)	$ 98

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

| | Three months ended September 30 | | Year ended September 30 | |
Free cash flow	**2010**	**2009**	**2010**	**2009**
Total cash flows provided by operating activities				
from continuing operations	$ 220	$ 378	$ 517	$ 1,027
Less:				
Additions to property, plant and equipment	106	67	206	174
Cash dividends paid	12	6	35	22
Free cash flows	$ 102	$ 305	$ 276	$ 831

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

		Three months ended September 30		
Adjusted EBITDA - Ashland Inc.		**2010**		**2009**
Operating income	$	106	$	133
Add:				
Depreciation and amortization (a)		72		82
Key items (see Table 5)		23		9
Adjusted EBITDA	$	201	$	224
Adjusted EBITDA - Ashland Aqualon Functional Ingredients				
Operating income	$	19	$	22
Add:				
Depreciation and amortization		24		25
Key items (see Table 5)		-		9
Adjusted EBITDA	$	43	$	56
Adjusted EBITDA - Water Technologies				
Operating income	$	19	$	40
Add:				
Depreciation and amortization		21		27
Key items (see Table 5)		-		(1)
Adjusted EBITDA	$	40	$	66
Adjusted EBITDA - Performance Materials				
Operating income	$	(2)	$	(5)
Add:				
Depreciation and amortization (a)		11		13
Key items (see Table 5)		17		4
Adjusted EBITDA	$	26	$	12
Adjusted EBITDA - Consumer Markets				
Operating income	$	52	$	72
Add:				
Depreciation and amortization		9		10
Key items (see Table 5)		-		(3)
Adjusted EBITDA	$	61	$	79
Adjusted EBITDA - Distribution				
Operating income	$	17	$	8
Add:				
Depreciation and amortization		7		7
Key items (see Table 5)		6		(3)
Adjusted EBITDA	$	30	$	12

(a) Depreciation and amortization for the three months ended September 30, 2010 and 2009 excludes $6 million and $3 million of accelerated depreciation, respectively, which is displayed as a key item within this table.